 [IRET letterhead]

May 13, 2009

Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Investors Real Estate Trust
Registration Statement on Form S-3
Filed March 16, 2009
File No. 333-158001

Dear Ms. Garnett:

Investors Real Estate Trust (“IRET” or the “Company”) has received your letter dated April 6, 2009 containing a comment on the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”), in reference to Item 9A of the Company’s Form 10-K filed for the fiscal year ended April 30, 2008.  This letter on behalf of the Company responds to the comment set forth in your letter.  For convenience we have repeated your comment in bold below, with the Company’s response following.

General

1.
We refer you to Item 9A. of your Form 10-K filed for the fiscal year ended April 30, 2008.  We note that your executive officers concluded that your disclosure controls and procedures are “effective in timely alerting them to material information required to be included in our periodic SEC filings.”  Please tell us whether your executive officers concluded that your disclosure controls and procedures were effective to ensure that information you were required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, consistent with the definition of “disclosure controls and procedures” under the Exchange Act.  Refer to the Exchange Act Rule 13a-15(e).  Please confirm that your future filings will more accurately describe the executive officers’ conclusions regarding effectiveness.

On behalf of IRET, I confirm that the Company’s officers, in completing their evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) for the period covered by the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2008, concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.

I also confirm that the Company’s future filings will more accurately describe the executive officers’ conclusions regarding effectiveness of the Company’s disclosure controls and procedures.  Specifically, the Company’s future Annual Reports on Form 10-K will disclose in Item 9A whether or not executive officers of the Company have concluded that IRET’s disclosure controls and procedures “were effective to ensure that information required to be disclosed by IRET in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.”

Sincerely,

/s/ Karin M. Wentz

Karin M. Wentz
Associate General Counsel